Exhibit 99.2

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2014

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Bulletin Board under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at October 31, 2014 and for the year then ended (the “Audited Financial Statements”) and should be read together with those statements.

This MD&A is dated February 18, 2015 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Reverse takeover transaction (“RTO”)

Pursuant to a business combination transaction completed May 14, 2014 which took the form of a reverse takeover (the “RTO”), the Company is regarded for accounting purposes as the acquirer of Madison Minerals Inc. (“Madison”) the other party to the RTO (although Madison was the acquirer of the Company in legal terms). The RTO had a profound and fundamentally material effect on the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity; so much so that management believes there is a fundamental lack of comparability between the year ended October 31, 2014 and the previous financial year. The transaction was accounted for as an asset acquisition.

Among other matters, the Company was a private company and not a reporting issuer as defined in Canadian and British Columbia securities law as at October 31, 2013 and for year then ended. Its financial statements were not prepared and filed on a “reporting issuer” basis until March 28, 2014, the effective date of an Information Circular filed with regulatory authorities in respect of the proposed RTO. The Company had entirely different management, accounting practices and business activities at that time.

Further, as a consequence of the RTO the Company, on a consolidated basis, has acquired Madison’s 60% interest in the Lewis Gold Project. Prior to this the Company held, and continues to hold, an option on a 40% interest as described in Note 4(a)(i) Interest of the Company. This acquisition has been recognized with a material increase to the Company’s consolidated exploration and evaluation assets as set out in Note 4(c) Summary by Project.

As a further material element of the RTO, the Company’s share capitalization has undergone a material increase as set out in the Statement of Changes in Shareholders’ Equity and Note 6 to the Audited Financial Statements. A further material element of the RTO is the reduction in former debt of Madison set out in Note 7(c).

The financial accounting effects of the RTO are summarized in Note 13 to the Audited Financial Statements.

Both before and after the RTO, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Numerous aspects of the RTO are described in detail in a “Notice of Annual Special Meeting of Shareholders and Management Information Circular” prepared by Madison and filed on SEDAR with the effective date March 28, 2014 (the “Information Circular”).

Management changes

As set out in a news release dated May 14, 2014 former directors of Madison Vivian Danielson, Nell Dragovan, Bob Sibthorpe and Jim Stewart resigned effective that date and were replaced by two new directors of Battle Mountain Gold, Steven Garwin and Larry Kornze, both with long histories of senior geology roles.

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 2 of 8

Lack of comparability in the Audited Financial Statements

As set out in Notes 1, 2(c), 4, 6, 7(c) and 13 to the Audited Financial Statements, the RTO resulted in a significant and material restructuring of the parent-subsidiary relationships within the Company. Accordingly, the prior period information for the 2013 fiscal year in the Audited Financial Statements, which is based solely on the former private company now known as BMG Mining Inc., reflects a company which was very different from the current consolidated public company whose 2014 annual financial information is set out in the Audited Financial Statements.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent fiscal year, November 2013 to October 2014.

Lewis Gold Project, Nevada

Note 4(a) to the Audited Financial Statements sets out the interests of the Company in this project and those brought into the Company on the acquisition of Madison, and Note 4(c) sets out a summary in financial terms. The carrying value at the year end date is $2.766 million. Of this, $0.356 million was incurred by the Company in prior financial years, $2.047 million is the amount ascribed to Madison’s 60% interest in the project joint venture which was acquired in the RTO, $0.07 million was paid for annual claim maintenance costs paid to government authorities in Nevada, and $0.292 million on recommencing exploration programs, principally subsequent to the RTO.

A 2014 program and budget for field work at the Lewis Gold Project was adopted, generally consistent with the USD $355,000 budget set out in the Proposed Work Budget section of the Information Circular. This program and budget represents a re-establishment of significant exploration activity at the project. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile. On each of September 2 and September 15, 2014 and February 17, 2015 we issued additional technical news releases reporting exploration updates including assay and survey results, and these releases are also available on SEDAR.

Ownership interests in the Lewis Gold Project

Since 2005 Madison Minerals Inc. (now Battle Mountain Gold Inc.) has held a 60% joint venture interest in the project. BMG Mining Inc. (“BMGMI”), the private company acquired, in the legal sense, in the RTO, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the RTO, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently taken the form of common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,600,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before October 13, 2015 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

The Information Circular identified above contains a description of the Lewis Gold Project in considerable detail at pages 3 to 65, based upon a National Instrument 43-101 technical report prepared by Apex Geoscience Ltd. dated March 13, 2014 which is also filed on SEDAR with the filing date March 31, 2014.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Audited Financial Statements, our financial reporting assumes continuing operations in the normal course of business. At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the 2013-2014 fiscal year the Company has drawn down its total cash resources by a net $220,982 as set out in the statement of cash flows, and that as at October 31, 2014 the Company had a working capital deficiency (that is, negative working capital) of $105,836. Accordingly, Note 1 to the Audited Financial Statements states that significant doubt exists about our ability to continue as a going concern due to the uncertainties described in that note. Readers are also referred to the section Liquidity further in this document.

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 3 of 8

Discussion of Operations – Selected Annual Information

The following table provides a brief summary of Battle Mountain’s financial operations. For more detailed information, refer to the YE Financial Statements.

	Year Ended	Year Ended	Period Ended
	October 31,	October 31,	October 31,
	2014	2013	2012(1)
Total revenues	nil	nil	nil
Loss for the year/period	$626,663	$233,644	$48,967
Basic and diluted loss per share	$0.03	$0.09	Note 2
Total assets	$2,912,643	$662,749	$94,081
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:	Period from incorporation on April 2, 2012 to October 31, 2012.

Note 2:	For the period ended October 31, 2012 there was only one nominal share issued; loss per share is not meaningful.

We draw your attention to the section above, Lack of comparability in the Audited Financial Statements, as a general comment on the discussion and analysis following.

During the fiscal year ended October 31, 2014, total assets increased to $2.912 million from $0.663 million at October 31, 2013, principally due to the $2.410 million increase in the carrying value of Lewis Gold Project set out in Note 4(c) less the net drawdowns in cash of $0.221 million as set out in the statement of cash flows. The net income or loss experienced by Battle Mountain is subject to wide variations arising from such matters as share-based payments arising on the grant of stock options, resource project write-downs and dispositions, and variations in our agreed share of certain office and administration costs incurred in shared premises and with shared staff; these factors are inherently subject to wide variation. There is virtually no basis of comparability in income statement items between the 2014 and 2013 fiscal years. This is because until May 2014 the Company had no dedicated office premises or staff, since it was not conducting nor administering any significant project operations. Therefore its expenses for fiscal 2013 and the first half of fiscal 2014 were essentially those of a shell company, while it awaited the RTO transaction with Madison. A significant majority of operating expenses for fiscal 2014 arose following the RTO transaction.

Battle Mountain’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the year ended October 31, 2014 we decreased our cash resources by a net $221,000 made up of the following: cash consumed by operations $528,000; cash expended on the Lewis Gold Project and on the related RTO of $541,000, cash proceeds from share issuances net of issue costs of $771,000 and loan proceeds net of repayments of $77,000. In the prior 2013 fiscal year, we increased our cash resources by $267,000 made up of the following: share issuances and subscription advances of $275,000 less net cash consumed by operations of $8,000.

Total assets increased in 2013 principally due to option payments made and claim maintenance payments incurred by the Lewis Gold Project joint venture but paid by the Company, and cash received from share issuances.

In the 2013 fiscal year the Company recorded a net loss of $233,644 compared to a net loss of $48,967 for the prior fiscal period from incorporation on April 2, 2012 to October 31, 2012. The increase in net loss in fiscal 2013 was mainly attributable to the write-off of exploration and evaluation assets of $54,945 (2012 – Nil), the recognition of share-based payments of $100,000 (2012 – Nil) and legal costs of $77,773 (2012 - $28,254), offset by a decrease in property investigation expense $Nil in 2013 compared to $19,766 in 2012.

Discussion of Operations – Discussion of fourth fiscal quarter

Operating expenses for the quarter ended October 31, 2014 net of the non-cash item share-based payments and of a reversal of $67,000 in legal costs were $87,693 compared to $142,909 in the preceding third fiscal quarter. Significant

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 4 of 8

decreases occurred in the cost centres filing fees, legal and salaries and benefits, and arise principally from a heavy burden of costs arising on the amalgamation of the Company and Madison recognized in the third fiscal quarter when the RTO took place. The Company is in a period of transition from previously being a shell company awaiting the RTO transaction to that of an active exploration company conducting a significant program on the Lewis Gold Project and establishing the office, executive and administrative support to underlie that exploration. Its current budget provides for approximately $15,000 per month for general and administrative support, exclusive of periodic additional annual or similar costs such as for audit and annual listings maintenance fees.

Liquidity

The Company primarily relies on its cash resources to fund its ongoing exploration plans and its general and administrative efforts in support of those plans. At October 31, 2014 we had cash of $85,303. Our working capital at that date was a deficiency (that is, negative working capital) of $105,836. Note 12 to the Audited Financial Statements, Subsequent Events, sets out that we raised net cash proceeds of $255,100 from equity financings in December 2014. These financings restored us to positive working capital. Notwithstanding this, we anticipate the need to raise further cash by the end of the second fiscal quarter April 30, 2015. We are meeting current obligations as they become due. This includes the annual advance royalty payment in respect of the Lewis Gold Project paid as required in December 2014, as set out in Notes 4(a)(iii) and 12.

We have recently demonstrated an ability to raise cash by loans from certain shareholders such as in September 2014 as set out in Note 5, and by completing equity private placements as set out in Note 12. Our prospects to continue to be able to secure cash by these means are supported by these recent successful transactions but cannot be relied upon.

Capital Resources

At the date of this report Battle Mountain has a modest cash position as discussed in the preceding section Liquidity. We have no commitments for capital expenditures as at October 31, 2014 or at the date of this report. As set out in the preceding section, we expect we will need to further access the equity markets by April of 2015.

Results of Operations – Summary of Quarterly Results
	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2014	2014	2014	2014	2013	2013	2013	2013
Total assets	2,912,643	2,873,666	1,225,261	$820,506	$662,749	$356,589	$335,552	$91,885
Resource properties	2,766,082	2,532,730	407,942	413,974	356,464	327,730	304,945	54,945
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	286,438	135,887	152,532	51,806	66,541	8,566	129,019	29,518
Loss per share (Note 1)	0.01	0.01	0.02	0.01	0.02	0.00	0.07	Note 1

Note 1:	The loss per share for the January 31, 2013 quarter is not meaningful because there was nominal share capital at the end date. Losses by quarter do not necessarily agree to the loss for the year as a whole.

Discussion of quarterly results

Again, we draw readers’ attention to our remarks above in the section Lack of comparability in the Audited Financial Statements. Because of the transformation of the Company arising from the RTO transaction of May 14, 2014, we believe there is no reasonable basis by which to analyse and compare net loss amounts for the quarters scheduled.

During the fiscal quarter ended October 31, 2014, total assets increased to $2.91 million from $2.87 million at July 31, 2014, principally arising from additions of $245,000 to the Lewis project and payments of $70,000 on accounts payable, financed by a drawdown in cash of $223,000 and loans from certain shareholders of $100,000 as set out in Note 5.

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 5 of 8

Related Party Transactions

During the year ended October 31, 2014, Battle Mountain paid or accrued salaries and benefits of $44,700 to Ian Brown, the Chief Financial Officer for management services, $4,000 to Chet Idziszek, the Chief Executive Officer, and $4,000 to independent director Larry Kornze for directors’ fees, and AUD $51,850 and AUD $2,000 to Steven Garwin, an independent director, for geological consulting and director’s fees respectively. All of these transactions arose in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties.

As set out in Note 7(b) to the Audited Financial Statements, in March 2014 Mr. Idziszek made a cash loan to Madison of $20,000 for general working capital purposes, bearing simple interest at six per cent. This loan was repaid in full by the Company in June 2014 including interest of $296. As further set out in that note, Mr. Idziszek lent the Company $50,000 in September 2014, unsecured and with no fixed terms of repayment, bearing simple interest at maturity at six per cent, which remains outstanding at the date of this report.

As set out in Note 7(c), as part of the RTO and pursuant to agreements made prior to the RTO, Mr. Idziszek forgave accrued management fees from prior years of $129,065, settled a further $64,532 for pre-consolidation shares of Madison (subsequently exchanged for post-consolidation shares of the Company) and was paid the $64,533 balance of the prior years’ accrued fees in cash.

Financial Instruments

Battle Mountain’s material financial instruments consist of cash, marketable securities, receivables, trade and other payables and loans payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and marketable securities are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms. The Company maintains modest amounts of U.S. dollar bank holdings, exposing the Company, on an accounting basis, to a modest foreign exchange risk. Battle Mountain has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations and does not currently intend to do so. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 9 to the Audited Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Since trading of “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.07 with a most recent close, February 17, 2015 of $0.11. It is probable that such price fluctuations will continue to occur.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 6 of 8

delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

As a result of the RTO and the related financial effects as set out in Notes 6 and 13 to the Audited Financial Statements, the Company maintained sufficient financial resources to fund fiscal 2013-2014 tenure costs and its current field work program at the Lewis Gold Project and to provide for administrative costs through the fiscal year end date October 31, 2014. Readers are specifically referred to the section “Liquidity” on page 3 above. Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Recent IFRS Pronouncements

New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the consolidated financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended October 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’

This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis
Page 7 of 8

other comprehensive income unless it would create an accounting mismatch. The impact of this proposed new standard, if, as and when finalized and adopted, is yet to be assessed.

IAS 32 - ‘Financial Instruments: Presentation’

IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

IAS 36 – ‘Impairment of Assets’

On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 and the Company does not believe its adoption will have a significant effect on its financial reporting.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $291,854 in Note 4(c) for fiscal 2014 consists of the following subcategories: Engineering and consulting - $150,958; Airborne survey - $26,655; Assay and laboratory costs - $17,280; and other costs - $96,961. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates. It is important to note that the Company’s statement of comprehensive loss contains the activities of Madison only from the date of the RTO, May 14, 2014 to the end of the current fiscal quarter on October 31, 2014. The results for the year ended October 31, 2014 are accordingly not representative of results which may be expected in subsequent fiscal periods and on an ongoing basis.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 26,461,386 were outstanding at October 31, 2014 and 29,145,896 at the date of this report.

At October 31, 2014 Battle Mountain had no incentive stock options outstanding. On August 14, 2014 the Company announced the grant of 1,550,000 options to eligible persons exercisable for a five year term ending August 14, 2019 at the price of $0.25 per share, and these options remain issued and outstanding at the date of this report.

At October 31, 2014 and to the date of this report, as set out in Note 6(b) to the Audited Financial Statements, Battle Mountain had 2,000,000 share purchase warrants outstanding exercisable at $0.15 per warrant for a term expiring in March 2018 and 250,000 share purchase warrants outstanding exercisable at $0.64 per warrant for a term expiring in April 2015.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 18, 2015

We recommend that users of this report read the Cautionary Statements on the page following.

Battle Mountain Gold Inc.
Year ended October 31, 2014
Management Discussion and Analysis

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, certain statements regarding the RTO first set out above under the heading Reverse takeover transaction, and further alluded to from time to time elsewhere in this document, certain statements about our plans for future financing including making loans from certain parties and carrying out equity financings, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment and the scope and timing of exploration programs and estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.